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FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

/x/	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2000

OR

/ /	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                to

Commission file number 000-26994

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Advent Software, Inc.
Profit Sharing and Employee Savings Plan
301 Brannan Street, Sixth Floor
San Francisco, CA 94107

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Advent Software, Inc.
301 Brannan Street, Sixth Floor
San Francisco, CA 94107

Advent Software, Inc.
Profit Sharing and Employee Savings Plan
Financial Statements
December 31, 2000 and 1999

ADVENT SOFTWARE, INC.

PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

Financial Statements
December 31, 2000 and 1999

Table of Contents

Page
Independent Accountants' Report	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the Advent Software, Inc.
Profit Sharing and Employee Savings Plan

    We were engaged to audit the financial statements of the Advent Software, Inc. Profit Sharing and Employee Savings Plan (the Plan) as of December 31, 2000 and 1999, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 31, 2001

ADVENT SOFTWARE, INC.

PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2000	1999
Assets:
Investments, at fair value	$15,847,403	$13,125,423
Participant loans	183,794	208,874

Assets held for investment purposes	16,031,197	13,334,297
Employer's contribution receivable	1,408,504	477,529
Participants' contributions receivable	82,535

Net assets available for benefits	$17,522,236	$13,811,826

See notes to financial statements.

ADVENT SOFTWARE, INC.

PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2000	1999
Additions to net assets attributed to:
Investment income (loss):
Dividends and interest	$35,369	$37,016
Net realized and unrealized appreciation (depreciation) in fair value of investments	(237,684)	1,809,859

	(202,315)	1,846,875

Contributions:
Participants'	3,558,474	2,967,494
Employer's	1,408,504	447,647

	4,966,978	3,415,141

Total additions	4,764,663	5,262,016

Deductions from net assets attributed to:
Withdrawals and distributions	(1,054,253)	(841,111)

Total deductions	(1,054,253)	(841,111)

Net increase prior to transfers	3,710,410	4,420,905
Transfer of assets:
To the Plan		445,757

Net increase in net assets	3,710,410	4,866,662
Net assets available for benefits:
Beginning of year	13,811,826	8,945,164

End of year	$17,522,236	$13,811,826

See notes to financial statements.

ADVENT SOFTWARE, INC.

PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

NOTE 1—THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

    General—The following description of the Advent Software, Inc. Profit Sharing and Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    The Plan is a defined contribution plan that was established in 1988 by Advent Software, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator intends that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

    Administration—The Company has appointed an Administrative Committee (the Committee) to manage the day to day operation and administration of the Plan. The Company has contracted with a third-party administrator who processes and maintains the records of participant data and Smith Barney Corporate Trust Company (Smith Barney) to act as the custodian and trustee.

    Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Basis of accounting—The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

    Forfeited accounts—Forfeited non-vested accounts are first used to reinstate previously forfeited account balances of former participants, if any, in accordance with the Plan and thereafter are added to the employer's discretionary contribution. In December 2000, the Plan was amended to provide for the use of forfeitures to pay Plan administrative expenses in addition to the aforementioned options.

    Investments—Investments of the Plan are held by Smith Barney and invested based solely upon instructions received from participants.

    The Plan's investment in mutual funds and Advent Software, Inc. Common Stock Fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

    Income taxes—The Plan has been amended since receiving its latest favorable determination letter dated December 1, 1993. However, the Company intends that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

    Reclassifications—Certain reclassifications were made in the 1999 financial statements to conform with the 2000 presentation.

    Risks and uncertainties—The Plan provides for various investment options in any combination of mutual funds, stocks, bonds, fixed income securities and other investment securities offered by the Plan.

Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in returns in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2—PARTICIPATION AND BENEFITS

    Participant contributions—Participants may elect to have the Company contribute a percentage up to 15% of their eligible pre-tax compensation not to exceed the amount allowable under the Internal Revenue Code. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

    Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

    Employer contributions—The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2000, the Company matched 50% of the first 6% of each eligible participant's contribution. In 1999, the match was 50% of the first $1,000 of each eligible participant's contribution up to a maximum of $500.  The Plan also allows for a discretionary profit sharing contribution. Discretionary contributions were approximately $370,000 and $293,000 for the years ended December 31, 2000 and 1999, respectively.

    Vesting—Participants are immediately vested in their salary deferral, employer matching, and rollover contributions and related earnings. Participants vest ratably and are fully vested in the employer's profit sharing contributions allocated to their account after six years of credited service.

    Participant accounts—Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on participant contributions, as defined in the Plan.

    Payment of benefits—Upon termination, the participant or beneficiary may receive their total benefits in a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual, semiannual, quarterly or monthly installments over a period which shall not extend beyond a participant's or participant and designated beneficiary's life expectancy. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

    Loans to participants—The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2000 carry interest rates which range from 8.75% to 11%.

NOTE 3—INVESTMENTS

    The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

	2000	1999
Employee Benefit Deposit Account II	$1,067,266	$301,405
Reserve Deposit Account		580,356
Ryan Labs Government Bond Index Fund	444,218	361,408
Oppenheimer Capital Value Equity Fund IV	3,037,651	2,597,295
Value Line Small-Cap Equity Fund V	3,195,639	2,872,310
Templeton International Value Equity Fund IX	2,425,238	2,623,165
Advent Software, Inc. Common Stock Fund	1,902,375	1,086,821
GSA Socially Responsible Fund	1,964,419	1,378,026
S&P Equity Index Fund	1,810,597	1,324,637
Participant loans	183,794	208,874

Assets held for investment purposes	$16,031,197	$13,334,297

NOTE 4—RELATED PARTY TRANSACTIONS

    Certain Plan investments in units of pooled separate accounts and mutual funds are managed by Smith Barney. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

    As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2000 and 1999 was as follows:

Date	Number of shares	Fair value	Cost
2000	45,066	$1,810,597	$1,350,342
1999	16,868	1,086,821	569,797

NOTE 5—PLAN TERMINATION AND/OR MODIFICATION

    The Company intends to continue the Plan indefinitely for the benefit of its participants; however, the Company reserves the right to terminate and/or modify the Plan at any time for any reason subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants immediately would become fully vested in their accounts.

CONSENT OF INDEPENDENT ACCOUNTANTS

    We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-79553 and No. 333-79573) of Advent Software, Inc. of our report dated May 31, 2001, relating to the financial statements and schedule of the Advent Software, Inc. Profit Sharing and Employee Savings Plan included in this Annual Report on Form 11-K.

By	/s/ MOHLER, NIXON & WILLIAMS MOHLER, NIXON & WILLIAMS Accountancy Corporation

Campbell, California
June 29, 2001

SIGNATURE

    The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADVENT SOFTWARE, INC. PROFIT SHARING AND EMPLOYEE SAVINGS PLAN
Date: June 29, 2001	By	/s/ PATRICIA VOLL Patricia Voll
	Title:	on behalf of the Administrator of the Advent Software, Inc. Profit Sharing and Employee Savings Plan

QuickLinks

Financial Statements
ADVENT SOFTWARE, INC. PROFIT SHARING AND EMPLOYEE SAVINGS PLAN Financial Statements December 31, 2000 and 1999
Table of Contents
INDEPENDENT ACCOUNTANTS' REPORT
ADVENT SOFTWARE, INC. PROFIT SHARING AND EMPLOYEE SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
ADVENT SOFTWARE, INC. PROFIT SHARING AND EMPLOYEE SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
ADVENT SOFTWARE, INC. PROFIT SHARING AND EMPLOYEE SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2000 AND 1999
CONSENT OF INDEPENDENT ACCOUNTANTS
SIGNATURE